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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312-902-1515)
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 May 31, 1995
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 3 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION


                  7  SOLE VOTING POWER
 NUMBER OF                  0
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                   0
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                    0
   WITH
                 10  SHARED DISPOSITIVE POWER
                            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
              0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%

14  TYPE OF REPORTING PERSON*
      CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On May 31, 1995 Itel sold all 8,064,005 shares of Common Stock beneficially owned by it in an underwritten public offering at a net price of $9 per share.


                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:   May 31, 1995                   ITEL CORPORATION


                                          By:  James E. Knox
                                               Senior Vice President,
                                               General Counsel and Secretary